AMENDMENT TO BYLAWS OF

THE CASTLE GROUP, INC.

The following amendments to the Bylaws of the Company were duly adopted by the Board of Directors of the Company on March 12, 1998, to-wit:

1. Subject to compliance with the applicable proxy or information statement, rules and regulations of the United States Securities and Exchange Commission or any similar state regulatory agency, stockholders owning at least 50% of the Company=s outstanding voting securities may call a special meeting of the stockholders of the Company at which the affirmative vote of such persons may remove any director, without cause;

2. The Bylaws of the Company may be amended by the affirmative vote of persons owning not less than 50% of the outstanding voting securities of the Company.

Date: March 12, 1998                               /s/Motoko Takahashi

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Motoko Takahashi, Corporate Secretary